EXHIBIT 21

LIST OF SUBSIDIARIES
ZIONS BANCORPORATION
AT DECEMBER 31, 2015

SUBSIDIARY	STATE OR JURISDICTION OF INCORPORATION/ORGANIZATION

ZB, National Association	Federally chartered doing business in Utah, Idaho, Wyoming, Texas, California, Arizona, Nevada, Colorado, New Mexico, Washington, and Oregon

Amegy Holding Texas, Incorporated	Texas

Cash Access, Inc.	Utah

Great Western Financial Corporation	Utah

PPS Data, LLC	Nevada

Stockmen’s (AZ) Statutory Trust II (not consolidated)	Connecticut

Stockmen’s (AZ) Statutory Trust III (not consolidated)	Connecticut

SWBT (TX) Statutory Trust I (not consolidated)	Connecticut

SWBT (TX) Statutory Trust II (not consolidated)	Connecticut

SWBT (TX) Statutory Trust III (not consolidated)	Connecticut

Welman Holdings, Inc.	Utah

Zions Insurance Agency, Inc.	Utah

ZMFU II, Inc.	Utah